NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 12, 2009 pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(3)

The removal of NTR Acquisition Co. Common Stock Par Value $.001 and Units is being effected because the Exchange knows or is reliably informed that on January 30, 2009 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended from trading by the Exchange on February 2, 2009.